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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   1   )*
                                          ------


                        InSight Health Services Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 457660 10 1
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                                         Gerald P. McCartin, Esq.
Roz Kovens                               Arent Fox Kintner Plotkin & Kahn
12000 Biscayne Blvd., Suite 803          1050 Connecticut Avenue, N.W.
Miami, Florida 33181  (305) 893-6333     Washington, D.C. 20036  (202/ 857-6090)
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                June 26, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 457660 10 1                                         PAGE   OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roz Kovens
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Does not apply.
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           563,276
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    563,276
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     563,276
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457660 10 1                                         PAGE   OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Estate of Cal Kovens
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Does not apply.
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           482,031 (through its Personal Representative, Roz Kovens)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    482,031 (through its Personal Representative, Roz Kovens)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     482,031
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        Each of Roz Kovens and the Estate of Cal Kovens, through Roz Kovens, its Personal Representative, hereby amends the Statement on Schedule 13D (the "Statement") relating to the common stock, par value $.001 per share ("Common Stock"), of InSight Health Services Corp. (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. Except as amended hereby, the Statement shall remain unchanged.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a)(i) of the Statement is amended and restated in its entirety to correct a typographic error as follows:

        (a)(i) The Estate beneficially owns, pursuant to Rule 13d-3(d), on an as-if-converted basis, an aggregate of 482,031 shares of Common Stock, consisting of (1) 428,386 shares of Common Stock, (2) warrants to purchase 20,000 shares of Common Stock at an exercise price of $2.50 per share and (3) warrants to purchase 33,645 shares of Common Stock at the Exercise Price (as defined in Item 6 of the Statement), representing, on a fully converted basis, approximately 17.4% of the total shares of Common Stock outstanding as of June 26, 1996.

           (ii) Ms. Kovens beneficially owns, pursuant to Rule 13d-3(d), on an as-if-converted basis, an aggregate of 563,276 shares of Common Stock, consisting of (1) 72,385 shares of Common Stock, (2) options to purchase 1,200 shares of Common Stock at a per share price of $2.50, (3) warrants to purchase 7,660 shares of Common Stock at the Exercise Price and (4) by virtue of her status as Personal Representative of the Estate, the 482,031 Estate Shares, representing, on a fully converted basis, approximately 20.3% of the total shares of Common Stock outstanding as of June 26, 1996.



                                    - 4 -
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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



Date: July 9, 1996                      ESTATE OF CAL KOVENS


                                        By:/s/ Roz Kovens
                                           ------------------------------
                                           Roz Kovens, Personal Representative


                                        /s/ Roz Kovens
                                        --------------------------------
                                        Roz Kovens, Individually






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